Advaxis, Inc.
Technology Centre of New Jersey
675 US Highway One, Suite B113
North Brunswick, NJ 08902

March 8, 2007

United States
Securities and Exchange Commission
Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, DC 20549

Re:	Advaxis, Inc. Form 10-K for Fiscal Year Ended October 31, 2006 Filed on February 13, 2007 File No. 000-28489

Dear Mr. Rosenberg:

I’ve reviewed the comments on your letter dated February 23, 2007 Re: Advaxis, Inc. Form 10-K for fiscal year ended October 31, 2006. However, as I have explained in a telephone discussion with Ms. Ibolya Ignat, I would like to request an extension of time until March 30, 2007 to complete the project. Ms. Ignat requested that I submit this request for additional time in writing.

The rationale for the extension is that I’m the only accounting person in the company (I’ve been with the company for one year) and I need to report the first quarter ended January 31, 2007 results by March 16, 2007. In addition, I’ll need significant time to go through the archives prior to October 31, 2005 to review all billings since inception March 1, 2002 for twenty-six patents in order to provide the history as requested.

If you have any questions, please contact me.

Sincerely,

March 8, 2007

/s/ Fred Cobb
Fred Cobb
Vice President Finance, Principal Financial Officer

c: Ibolya Ignat, Staff Accountant
    Lisa Vanjoske, Assistant Chief Accountant